EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Verizon Communications Inc. (“Verizon”) for the registration of securities with an aggregate offering price not to exceed $10,000,000,000, including common stock, preferred stock and debt securities, and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements of Verizon and the effectiveness of internal control over financial reporting of Verizon, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2010, and the financial statement schedule of Verizon included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
New York, New York

February 7, 2012

23.1-1